FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA and Brandesco Strategic Agreement

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

13th January 2003

BBVA and Bradesco strategic Agreement

BBVA announces that it has reached a strategic agreement with Banco Bradesco, S.A., whereby BBVA will sell its Brazilian affiliate, BBV Banco, to Banco Bradesco, S.A. in exchange for a stake in the latter’s share capital.

Both banks will ratify the agreement when the pertinent “Due Diligence” has been concluded, and the authorization of the different regulatory authorities involved has been obtained.

The main points of the strategic agreement are as follows:

1.
The BBVA Brazilian banking and insurance business activities conducted by BBV Banco and its affiliates, will be integrated with Banco Bradesco, S.A. by transferring all the BBV Banco shares held by BBVA to Banco Bradesco, S.A.

2.
In return for these shares, BBVA will receive newly-issued ordinary shares and preferred shares in Banco Bradesco, S.A. totalling 4.5 % of its share capital, as well as approximately 2,000 million Brazilian Reales in cash.

3.
Under the agreement, BBVA will be entitled to appoint a member of the Board of Directors of Banco Bradesco, S.A. and to set up a business area within Bradesco specifically devoted to the origination of business between BBVA and Bradesco, the provision of banking services to BBVA customers by Bradesco, and other areas of cooperation between both banks.

The definitive agreements regarding the integration of BBV Banco in Banco Bradesco, S.A., BBVA’s presence in the shareholding structure of Banco Bradesco, S.A. and on its Board of Directors, are expected to be finalized during the first half of 2003.

This strategic agreement bolsters the foothold of Banco Bilbao Vizcaya Argentaria, S.A. in the Brazilian market through its stake in Brazil’s leading private bank and reinforces the bank`s confidence in Brazil’s present and future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January, 13th 2003	By:	/s/ MIREN JOSUNE BASABE PUNTOX

		Name:	Miren Josune Basabe Puntox

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.